UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         METROPOLIS REALTY HOLDINGS LLC
                         ------------------------------
                                (Name of Issuer)

                         Limited Liability Company Units
                         -------------------------------
                         (Title of Class of Securities)

                                    591728100
                                    ---------
                                 (CUSIP Number)

       Michael E. Cahill, Esq.                        John B. Frank
 Managing Director & General Counsel       Managing Director & General Counsel
         The TCW Group, Inc.                 Oaktree Capital Management, LLC
865 South Figueroa Street, Suite 1800      333 South Grand Avenue, 28th Floor
    Los Angeles, California 90017             Los Angeles, California 90071
           (213) 244-0000                            (213) 830-6300
           --------------                            --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 20 Pages
                             Exhibit Index: Page 19

                                  SCHEDULE 13D

CUSIP No. 591728100                                           Page 2 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      TCW ASSET MANAGEMENT COMPANY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,254,341
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,254,341
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,254,341
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.33%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IA; CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 591728100                                           Page 3 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      TCW SPECIAL CREDITS
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            667,527
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        667,527
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      667,527
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.13%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IA; PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 591728100                                           Page 4 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THE TCW GROUP, INC., ON BEHALF OF THE TCW BUSINESS UNIT
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,254,341
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,254,341
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,254,341
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.33%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      HC; CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 591728100                                           Page 5 of 20 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      OAKTREE CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        330,649
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,586,814
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               330,649
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,586,814
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,917,463
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.74%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IA; OO
--------------------------------------------------------------------------------

                                                             Page 6 of 20 Pages


      This Statement on Schedule 13D relates to limited liability company units ("Units"), of Metropolis Realty Holdings LLC (the "Issuer"). This Statement is being filed to report that, pursuant to a Merger Agreement (as defined herein and as more fully described in Item 6 below), the Reporting Persons (as defined herein) acquired beneficial ownership of the Units reported herein upon the conversion of the shares of Class A Common Stock, par value $10.00 per share ("Metropolis Realty Trust Common Stock"), of Metropolis Realty Trust, Inc. ("Metropolis Realty Trust") formerly beneficially owned by the Reporting Persons.

Item 1. Security and Issuer.

      This Schedule 13D relates to the Units. The address of the principal executive offices of the Issuer is c/o Capital Trust, Inc., 410 Park Avenue, 14th Floor, New York, New York 10022.

Item 2. Identity and Background.

      This Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

      i) TCW Asset Management Company, a California corporation and a wholly-owned subsidiary of TCW ("TAMCO");

      ii) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits"),

      iii) The TCW Group, Inc., a Nevada corporation ("TCW"), on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. Business Unit (the "TCW Business Unit"); and

      iv) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree").

      This Schedule 13D relates to (i) Units held by various limited partnerships, trusts and third party accounts for which TAMCO acts as general partner or investment manager (the "TAMCO Units") (Oaktree acts as investment sub-adviser to TAMCO with respect to the TAMCO Units); (ii) Units held by various limited partnerships, trusts and third party accounts for which Special Credits acts as general partner or investment manager (the "Special Credits Units"); (iii) Units held by two limited partnerships of which Oaktree is general partner; (iv) Units held by a third party account for which Oaktree acts as investment manager and (v) Units held directly by Oaktree (together with the Units referred to in clauses (iii) and (iv) above, the "Oaktree Units").

      TCW is a holding company of entities involved in the principal business of providing investment advice and management services. The TCW Business Unit is primarily engaged in the provision of investment management services. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and investment management services to affiliated entities. The TCW Business Unit, TCW, TAMCO and Special Credits are sometimes hereinafter collectively referred to as the "TCW Related Entities." The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Current information concerning the

                                                             Page 7 of 20 Pages


identity and background of the executive officers and directors of the TCW Related Entities is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

     Societe Generale, S.A., a company incorporated under the laws of France ("SG"), owns approximately 51% of the equity securities and 80% of the voting rights of TCW. The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit. SG, for purposes of the federal securities laws, may be deemed ultimately to control TCW and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own securities of the Issuer which are not reported in this Schedule 13D. In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of the Units beneficially owned by TCW and the TCW Business Unit. The Reporting Persons disclaim beneficial ownership of the Units beneficially owned by SG and any of SG's other business units.

      The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Current information concerning the identity and background of the executive officers and members of Oaktree is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

      During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The information set forth in Item 6 is hereby incorporated by reference into this Item 3.

      Pursuant to the Merger Agreement, each share of Metropolis Realty Trust Common Stock formerly beneficially owned by the Reporting Persons was converted into one Unit.

      The Units beneficially owned by the Reporting Persons may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Units, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4. Purpose of Transaction.

      The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

      Russel S. Bernard ("Mr. Bernard"), a Principal of Oaktree, serves on the Board of Managers of the Issuer. As a manager of the Issuer, Mr. Bernard may have influence over the corporate activities of

                                                             Page 8 of 20 Pages


the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      All of the Units reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to
Item 2, has any current plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

      The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5. Interest in Securities of the Issuer.

      The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

      The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons or any of their affiliates are, for the purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this
Schedule 13D for any purposes other than Section 13(d) or Section 13 (g) of the Securities Act of 1934.

     (a) (i) TAMCO may be deemed to be the beneficial owner of 2,254,341 Units (approximately 17.33% of the total number of Units outstanding). This number consists of (i) 1,586,814 Units held by various limited partnerships, trusts and third party accounts for which TAMCO acts as general partner or investment manager (and with respect to which Oaktree acts as investment sub-adviser to TAMCO), and (ii) 667,527 Units held by various limited partnerships, trusts and third party accounts for which Special Credits act as general partner or investment manager.

          (ii) Special Credits may be deemed to be the beneficial owner of 667,527 Units (approximately 5.13% of the total number of Units outstanding). This number consists of 667,527 Units held by various limited partnerships, trusts and third party accounts for which Special Credits acts as general partner or investment manager.

          (iii) TCW, on behalf of the TCW Business Unit, may be deemed to be the beneficial owner of 2,254,341 Units (approximately 17.33% of the total number of Units outstanding). This number consists of (i) 1,586,814 Units held by various limited partnerships, trusts and third party accounts for which TAMCO acts as general partner or investment manager (and with respect to which Oaktree acts as investment sub-adviser to TAMCO) and (ii) 667,527 Units held by various limited partnerships, trusts and third party accounts for which Special Credits acts as general partner or investment manager.

          (iv) Oaktree may be deemed to be the beneficial owner of 1,917,463 Units (approximately 14.74% of the total number of Units outstanding). This number consists of (i) 1,586,814 Units as to which Oaktree serves as an investment sub-adviser to TAMCO in its capacity as the general partner or investment manager for various limited partnerships, trusts and third party accounts; (ii) 284,839 Units held by two limited partnerships of which Oaktree is general partner; (iii) 41,210 Units

                                                             Page 9 of 20 Pages


held by a third party account for which Oaktree acts as investment manager and
(iv) 4,600 Units held directly by Oaktree.

     (b) (i) TAMCO may be deemed to have shared power to direct the voting and disposition of the 667,527 Special Credits Units and shared power to direct the voting and disposition of the 1,586,814 TAMCO Units.

          (ii) Special Credits may be deemed to have shared power to direct the voting and disposition of the 667,527 Special Credits Units.

          (iii) TCW, on behalf of the TCW Business Unit, may be deemed to have shared power to direct the voting and disposition of the 667,527 Special Credits Units and shared power to direct the voting and disposition of the 1,586,814 TAMCO Units.

          (iv) Oaktree may be deemed to have sole power to direct the voting and disposition of the 330,649 Oaktree Units and shared power to direct the voting and disposition of the 1,586,814 TAMCO Units.

      (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Units since July 15, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

      (d) (i) The investment advisory clients of the TCW Related Entities and the partners of the various partnerships managed by the TCW Related Entities have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of the sale of, any of the Units beneficially owned by each of the TCW Related Entities. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Units.

          (ii) The investment advisory clients of Oaktree, the partners of the various partnerships with respect to which Oaktree is the general partner and the members of Oaktree have the right to receive and, subject to the terms and provisions of such advisory and partnership arrangements, the power to direct the receipt of dividends from, and the proceeds of the sale of, any of the Units beneficially owned by Oaktree. No such client, partner or member has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Units.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Metropolis Realty Trust, the Issuer and Metropolis Realty Lower Tier LLC, a wholly-owned limited liability company subsidiary of the Issuer ("Lower Tier"), entered into an Agreement and Plan of Merger, dated as of May 22, 2002 (the "Merger Agreement") (a copy of which is incorporated by reference hereto as Exhibit B and incorporated herein by reference in response to this Item 6). Pursuant to the Merger Agreement, Lower Tier merged with and into Metropolis Realty Trust (the "Merger") with Metropolis Realty Trust as the surviving entity in the Merger. Also pursuant to the Merger Agreement, shares of Metropolis Realty Trust Common Stock, including the shares beneficially owned by the Reporting Persons, were converted into Units of the Issuer. As a result, (i) the TCW Related Entities, with the exception of Special Credits, acquired beneficial ownership of 2,254,341 Units in exchange for the 2.254,341 shares of Metropolis Realty Trust Common Stock formerly beneficially owned by the TCW Related Entities, (ii) Special Credits acquired 667,527 Units in exchange for the 667,527 shares of Metropolis Realty Common Stock beneficially owned by Special Credits, and (iii) Oaktree acquired beneficial ownership of 1,917,463 Units in exchange for the 1,917,463 shares of Metropolis Realty Common Stock beneficially owned by Oaktree.

                                                             Page 10 of 20 Pages


      The Board of Directors of Metropolis Realty Trust deemed the Metropolis Realty Trust Common Stock to have a fair market value of $22.50 per Share as of September 4, 2002, the effective date of the Merger. The Units have a fair market value equivalent to that of the shares of the Metropolis Realty Trust Common Stock.

      The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement which is incorporated herein by reference.

      Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Filed as Exhibits.

      The Exhibit Index is incorporated herein by reference.

                                                             Page 11 of 20 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 13, 2002          TCW ASSET MANAGEMENT COMPANY

                                  By:/s/ Lazarus N. Sun
                                     -------------------------------
                                  Name:  Lazarus N. Sun
                                  Title: Authorized Signatory


Date: September 13, 2002          TCW SPECIAL CREDITS

                                  By:  TCW Asset Management Company
                                       Its General Partner

                                  By:/s/ Lazarus N. Sun
                                     -------------------------------
                                  Name:  Lazarus N. Sun
                                  Title: Authorized Signatory


Date: September 13, 2002          THE TCW GROUP, INC., ON BEHALF OF THE
                                  TCW BUSINESS UNIT

                                  By:/s/ Lazarus N. Sun
                                     -------------------------------
                                  Name:  Lazarus N. Sun
                                  Title: Authorized Signatory


Date:  September 13, 2002         OAKTREE CAPITAL MANAGEMENT, LLC

                                  By:/s/ Marc Porosoff
                                     -------------------------------
                                  Name:  Marc Porosoff
                                  Title: Senior Vice President, Legal

                                                             Page 12 of 20 Pages


                                     ANNEX A

             Executive Officers and Directors of The TCW Group, Inc.

                               Executive Officers

 Name/Citizenship                   Principal Occupation                     Business Address
 ----------------                   --------------------                     ----------------
Robert A. Day               Chairman of the Board and Chief        865 South Figueroa Street, Suite 1800
(United States)             Executive Officer                      Los Angeles, CA 90017

Ernest O. Ellison           Vice Chairman                          865 South Figueroa Street, Suite 1800
(United States)                                                    Los Angeles, CA 90017

Thomas E. Larkin, Jr.       Vice Chairman                          865 South Figueroa Street, Suite 1800
(United States)                                                    Los Angeles, CA 90017

Marc I. Stern               President                              865 South Figueroa Street, Suite 1800
(United States)                                                    Los Angeles, CA 90017

Alvin R. Albe, Jr.          Executive Vice President and Chief     865 South Figueroa Street, Suite 1800
(United States)             Marketing Officer                      Los Angeles, CA 90017

Robert D. Beyer             Executive Vice President and Chief     865 South Figueroa Street, Suite 1800
(United States)             Investment Officer                     Los Angeles, CA 90017

William C. Sonneborn        Executive Vice President and Chief     865 South Figueroa Street, Suite 1800
(United States)             Operating Officer                      Los Angeles, CA 90017

Patrick R. Pagni            Executive Vice President               865 South Figueroa Street, Suite 1800
(France)                                                           Los Angeles, CA 90017

Michael E. Cahill           Managing Director, General Counsel     865 South Figueroa Street, Suite 1800
(United States)             and Secretary                          Los Angeles, CA 90017

                                                             Page 13 of 20 Pages


                                    Directors

  Name/Citizenship                  Principal Occupation                     Business Address
  ----------------                  --------------------                     ----------------
Mark L. Attanasio           Group Managing Director                11100 Santa Monica Blvd., Ste. 2000
(United States)             Trust Company of the West              Los Angeles, CA  90025

Philippe Citerne            Chief Executive Officer                17 Cours Valmy
(France)                    Societe Generale, S.A.                 92972 Paris
                                                                   La Defense Cedex, France

Philippe Collas             Chairman and Chief Executive Officer   Elf Tower, 2 Place de la Coupole
(France)                    Societe Generale Asset Management,     92078 Paris
                            S.A.                                   La Defense Cedex, France

Robert A. Day               Chairman and Chief Executive Officer   865 South Figueroa Street, Suite 1800
(United States)             Trust Company of the West              Los Angeles, CA 90017

Damon P. De Laszlo, Esq.    Chairman of Harwin PLC                 Byron's Chambers
(United Kingdom)                                                   A2 Albany, Piccadilly
                                                                   London W1V 9RD - England

William C. Edwards          Partner                                300 Sand Hill Road
(United States)             Bryan & Edwards                        Building 1, Suite 190
                                                                   Menlo Park, CA 94025

Ernest O. Ellison           Vice Chairman                          865 South Figueroa Street, Suite 1800
(United States)             Trust Company of the West              Los Angeles, CA 90017

Carla A. Hills              Chairman                               1200 19th Street, N.W.
(United States)             Hills & Company                        Suite 201
                                                                   Washington, D.C. 20036

Dr. Henry A. Kissinger      Chairman                               350 Park Ave., 26th Floor
(United States)             Kissinger Associates, Inc.             New York, NY  10022

Thomas E. Larkin, Jr.       Vice Chairman                          865 South Figueroa Street, Suite 1800
(United States)             The TCW Group, Inc.                    Los Angeles, CA 90017

Michael T. Masin, Esq.      Vice Chairman & President              1095 Avenue of the Americas,
(United States)             Verizon Communications                 Room 3922
                                                                   New York, New York 10036

                                                             Page 14 of 20 Pages

Edfred L. Shannon, Jr.      Investor/Rancher                       14081 Summit Dr.
(United States)                                                    Whittier, CA  90602

Robert G. Sims              Private Investor                       16855 W. Bernardo Dr., Suite 250
(United States)                                                    San Diego, CA  92127-1626

Marc I. Stern               President                              865 South Figueroa Street, Suite 1800
(United States)             The TCW Group, Inc.                    Los Angeles, CA 90017

Richard N. Foster           Partner & Director                     55 E. 52nd St., 21st Floor
(United States)             McKinsey & Company, Inc.               New York, NY  10022

Yasuyuki Tayama             Managing Director                      26-1, Nishi-Shinjuku 1-Chrome
(Japan)                     The Yasuda Fir & Marine Insurance      Shinjuku-ku, Tokyo 160-8338
                            Co., Ltd.

James R. Ukropina           Of Counsel                             400 S. Hope St., 15th Floor
(United States)             O'Melveny & Myers                      Los Angeles, CA  90071-2899

        Executive Officers and Directors of TCW Asset Management Company

 Name/Citizenship                                Principal Occupation                     Business Address
 ----------------                                --------------------                     ----------------
Robert A. Day                            Chairman of the Board and Chief        865 South Figueroa Street, Suite 1800
(United States)                          Executive Officer                      Los Angeles, CA 90017

Thomas E. Larkin, Jr.                    Director and Vice Chairman             865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Marc I. Stern                            Director, President and Vice Chairman  865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Alvin R. Albe, Jr.                       Director, Executive Vice President     865 South Figueroa Street, Suite 1800
(United States)                          and Chief Marketing Officer            Los Angeles, CA 90017

Robert D. Beyer                          Director, Executive Vice President     865 South Figueroa Street, Suite 1800
(United States)                          and Chief Investment Officer           Los Angeles, CA 90017


                                                             Page 15 of 20 Pages


Mark W. Gibello                          Director and Executive Vice President  865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

William C. Sonneborn                     Director, Executive Vice President     865 South Figueroa Street, Suite 1800
(United States)                          and Chief Operating Officer            Los Angeles, CA 90017

Christopher J. Ainley                    Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Mark L. Attanasio                        Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Philip A. Barach                         Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Javier W. Baz                            Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Glen E. Bickerstaff                      Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Michael E. Cahill                        Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Arthur R. Carlson                        Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Jean-Marc Chapus                         Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Penelope D. Foley                        Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Douglas S. Foreman                       Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

                                                             Page 16 of 20 Pages


Nicola F. Galluccio                      Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Jeffrey E. Gundlach                      Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Raymond F. Henze, III                    Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Stephen McDonald                         Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Nathan B. Sandler                        Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

Komal S. Sri-Kumar                       Director                               865 South Figueroa Street, Suite 1800
(United States)                                                                 Los Angeles, CA 90017

                     General Partners of TCW Special Credits

TCW Asset Management Company is the Managing General Partner. Set forth below is information regarding the other General Partners.

  Name/Citizenship                 Principal Occupation                     Business Address
  ----------------                 --------------------                     ----------------
Bruce A. Karsh             President and Principal of Oaktree     Oaktree Capital Management, LLC
(United States)            Capital Management, LLC                333 South Grand Avenue
                                                                  28th Floor
                                                                  Los Angeles, CA 90071

Howard S. Marks            Chairman and Principal of Oaktree      Oaktree Capital Management, LLC
(United States)            Capital Management, LLC                333 South Grand Avenue
                                                                  28th Floor
                                                                  Los Angeles, CA 90071

Sheldon M. Stone           Principal of Oaktree Capital           Oaktree Capital Management, LLC
(United States)            Management, LLC                        333 South Grand Avenue
                                                                  28th Floor
                                                                  Los Angeles, CA 90071

                                                             Page 17 of 20 Pages


David Richard Masson       Principal of Oaktree Capital           Oaktree Capital Management, LLC
(United States)            Management, LLC                        333 South Grand Avenue
                                                                  28th Floor
                                                                  Los Angeles, CA 90071

        Executive Officers and Members of Oaktree Capital Management, LLC


  Name/Citizenship                Principal Occupation                     Business Address
  ----------------                --------------------                     ----------------
Howard S. Marks           Chairman and Principal                 Oaktree Capital Management, LLC
(United States)                                                  333 South Grand Avenue
                                                                 28th Floor
                                                                 Los Angeles, CA 90071

Bruce A. Karsh            President and Principal                Oaktree Capital Management, LLC
(United States)                                                  333 South Grand Avenue
                                                                 28th Floor
                                                                 Los Angeles, CA 90071

Sheldon M. Stone          Principal                              Oaktree Capital Management, LLC
(United States)                                                  333 South Grand Avenue
                                                                 28th Floor
                                                                 Los Angeles, CA 90071

David Richard Masson      Principal                              Oaktree Capital Management, LLC
(United States)                                                  333 South Grand Avenue
                                                                 28th Floor
                                                                 Los Angeles, CA 90071

Larry Keele               Principal                              Oaktree Capital Management, LLC
(United States)                                                  333 South Grand Avenue
                                                                 28th Floor
                                                                 Los Angeles, CA 90071

Russel S. Bernard         Principal                              Oaktree Capital Management, LLC
(United States)                                                  1301 Avenue of the Americas
                                                                 34th Floor
                                                                 New York, NY 10019

Stephen A. Kaplan         Principal                              Oaktree Capital Management, LLC
(United States)                                                  333 South Grand Avenue
                                                                 28th Floor
                                                                 Los Angeles, CA 90071

                                                             Page 18 of 20 Pages


David Kirchheimer          Principal and Chief Financial and      Oaktree Capital Management, LLC
(United States)           Administrative Officer                 333 South Grand Avenue
                                                                 28th Floor
                                                                 Los Angeles, CA 90071

Kevin L. Clayton          Principal                              Oaktree Capital Management, LLC
(United States)                                                  1301 Avenue of the Americas
                                                                 34th Floor
                                                                 New York, NY 10019

John W. Moon              Principal                              Oaktree Capital Management, LLC
(United States)                                                  1301 Avenue of the Americas
                                                                 34th Floor
                                                                 New York, NY 10019

John B. Frank             Managing Director and General Counsel  Oaktree Capital Management, LLC
(United States)                                                  333 South Grand Avenue
                                                                 28th Floor
                                                                 Los Angeles, CA 90071

Marc Porosoff             Senior Vice President, Legal           Oaktree Capital Management, LLC
(United States)                                                  1301 Avenue of the Americas
                                                                 34th Floor
                                                                 New York, NY 10019

      To the best of the Reporting Persons' knowledge:

      (a)   None of the above persons hold any Units.

      (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Units.

                                                             Page 19 of 20 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.    Joint Filing Agreement, dated as of September 13, 2002, by and among TCW Asset Management Company, TCW Special Credits, The
      TCW Group, Inc., on behalf of the TCW Business Unit, and
      Oaktree Capital Management, LLC .................................    20

B. The Agreement and Plan of Merger, dated as of May 22, 2002, by and among Metropolis Realty Trust, Inc., Metropolis Realty
      Holdings LLC, and Metropolis Realty Lower Tier LLC(1)

--------
(1) Filed on May 24, 2002 as Exhibit 2.1 to the Issuer's registration statement on Form S-4 (Commission File Number 333-89142).

                                                             Page 20 of 20 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13D with respect to the Units of Metropolis Realty Holdings LLC, dated as of September 13, 2002, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is accurate.

Date: September 13, 2002          TCW ASSET MANAGEMENT COMPANY

                                  By:/s/ Lazarus N. Sun
                                     -------------------------------
                                  Name:   Lazarus N. Sun
                                  Title:  Authorized Signatory


Date: September 13, 2002          TCW SPECIAL CREDITS

                                  By:  TCW Asset Management Company
                                       Its General Partner

                                  By:/s/ Lazarus N. Sun
                                     -------------------------------
                                  Name:   Lazarus N. Sun
                                  Title:  Authorized Signatory


Date: September 13, 2002          THE TCW GROUP, INC., ON BEHALF OF
                                  THE TCW BUSINESS UNIT

                                  By:/s/ Lazarus N. Sun
                                     -------------------------------
                                  Name:   Lazarus N. Sun
                                  Title:  Authorized Signatory


Date: September 13, 2002          OAKTREE CAPITAL MANAGEMENT, LLC

                                  By:/s/ Marc Porosoff
                                     -------------------------------
                                  Name:   Marc Porosoff
                                  Title:  Senior Vice President, Legal